UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Hansen Natural Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    411310105
                                 (CUSIP Number)

                                 Rodney C. Sacks
                              1010 Railroad Street
                            Corona, California 92882
                                 (909) 739-6200

                                 With a copy to:

                             Benjamin M. Polk, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2005
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              (Page 1 of 15 Pages)

CUSIP No. 411310105                13D/A                 Page 2 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Brandon Limited Partnership No. 1
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            WC (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                326,730
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                326,730
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            326,730
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            1.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 3 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Brandon Limited Partnership No. 2
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            WC (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,783,334
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,783,334
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            2,783,334
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            12.3%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 4 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Rodney Cyril Sacks
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            PF (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            South Africa
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                540,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,930,064
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                540,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,930,064
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            5,470,064
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.7%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 5 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Hilton Hiller Schlosberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            PF (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                462,194
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,930,064
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                462,194
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,930,064
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            5,392,258
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            23.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 6 of 15 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            HRS Holdings, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            WC (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                400,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                400,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            400,000
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                 [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            1.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 7 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Hilrod Holdings L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER
            OF A GROUP (SEE INSTRUCTIONS)                           (a)  [X]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)

            WC (See Item 3)
-----------------------------------------------------------------------------
     (5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,420,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,420,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            1,420,000
-----------------------------------------------------------------------------
     (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                  [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.3%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
-----------------------------------------------------------------------------

CUSIP No. 411310105                13D/A                 Page 8 of 15 Pages


INTRODUCTION

         This Amendment No. 6 ("AMENDMENT NO. 6") amends the statement on
Schedule 13D dated November 21, 1990 (the "ORIGINAL STATEMENT"), as amended by Amendment No. 1 dated March 29, 1991 ("AMENDMENT NO. 1"), Amendment No. 2 dated June 11, 1993 ("AMENDMENT NO. 2"), Amendment No. 3 dated August 29, 1994 ("AMENDMENT NO. 3"), Amendment No. 4 dated November 22, 2004 ("AMENDMENT NO. 4") and Amendment No. 5 dated December 1, 2004 ("Amendment No. 5")(the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 are sometimes referred to herein collectively as this "STATEMENT ON SCHEDULE 13D"), relating to the common stock, par value $.005 per share ("COMMON STOCK"), of Hansen Natural Corporation, a Delaware corporation (formerly known as Unipac Corporation) (the "COMPANY").

         Any capitalized terms used in this Amendment No. 6 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 Amendment No. 4 and Amendment No. 5.

         ITEM 4.  PURPOSE OF TRANSACTION

         ITEM 4 IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING:

         In order to diversify a portion of Sacks' and Schlosberg' holdings through the partnership HRS Holdings, L.P., an affiliate of Sacks and Schlosberg ("HRS Holdings") currently plans to sell up to 200,000 shares of Common Stock over a period of approximately 12 months beginning in January 2006, pursuant to the 10b5-1 sales plan entered into on December 29, 2005 with Deutsche Bank Securities Inc. (the "Sales Plan"). A copy of the Sales Plan is being filed as an exhibit hereto and the foregoing description of the Sales Plan is qualified in its entirety by reference to the Sales Plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         ITEM 5 IS HEREBY AMENDED BY DELETING ITEM 5 IN ITS ENTIRETY AND INSERTING IN LIEU THEREOF THE FOLLOWING:

         (a)-(b) As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 5,932,258 shares, or 25.2% of the Common Stock.

         As of the date hereof, Brandon No. 1 and Brandon No. 2 directly beneficially own 326,730 shares, or 1.4%, of the Common Stock and 2,783,334 shares, or 12.3%, of the Common Stock, respectively. Each of Brandon No. 1 and Brandon No. 2 has shared power to vote and dispose of all shares of the Common Stock that are directly beneficially owned by it.

         As of the date hereof HRS Holdings and Hilrod Holdings L.P. ("Hilrod") directly beneficially own 400,000 shares or 1.8% of the Common Stock and 1,420,000 shares, or 6.3% of the Common Stock, respectively. Each of HRS Holdings and Hilrod has shared power to vote and dispose of all shares of the Common Stock that are directly beneficially owned by it.

CUSIP No. 411310105                13D/A                 Page 9 of 15 Pages

         As of the date hereof, Sacks beneficially owns an aggregate of 5,470,064 shares, or 23.7%, of the Common Stock, as follows:


                                                      NATURE OF VOTING AND
                                                     DISPOSITION POWER WITH
NUMBER OF                                                   RESPECT
SHARES          NATURE OF BENEFICIAL OWNERSHIP          TO SUCH SHARES
---------      ----------------------------------    ----------------------
   80,000      Direct ownership of shares.           Sole power.

  460,000      Direct ownership of shares
               issuable upon the exercise of
               options to purchase Common Stock
               which are currently exercisable
               or exercisable within 60 days
               hereof.                               Sole power.

  326,730      Indirect ownership through            May be deemed to have
               Brandon No. 1 as one of the           shared power by virtue of
               general partners of Brandon No. 1.    his position as one of the
                                                     general partners of
                                                     Brandon No. 1.

2,783,334      Indirect ownership through            May be deemed to have
               Brandon No. 2 as one of the           shared power by virtue of
               general partners of Brandon No. 2.    his position as one of the
                                                     general partners of
                                                     Brandon No. 2.

  400,000      Indirect ownership through HRS        May be deemed to have
               Holdings as one of the general        shared power by virtue of
               partners of HRS Holdings.             his position as one of the
                                                     general partners of HRS
                                                     Holdings.

1,420,000      Indirect ownership through Hilrod     May be deemed to have
               as one of the general partners of     shared power by virtue of
               Hilrod.                               his position as one of the
                                                     general partners of Hilrod.

CUSIP No. 411310105                13D/A                 Page 10 of 15 Pages

         As of the date hereof, Schlosberg beneficially owns an aggregate of 5,392,258 shares, or 23.4%, of the Common Stock, as follows:

NUMBER OF                                            NATURE OF VOTING AND
SHARES          NATURE OF BENEFICIAL OWNERSHIP         DISPOSITION POWER
---------      ----------------------------------    --------------------

    2,194      Direct ownership of shares.           Sole power.

  460,000      Direct ownership of shares
               issuable upon the exercise of
               options to purchase Common Stock
               which are currently exercisable
               or exercisable within 60 days
               hereof.                               Sole power.

  326,730      Indirect ownership through            May be deemed to have
               Brandon No. 1 as one of the           shared power by virtue of
               general partners of Brandon           his position as one of the
               No. 1.                                general partners of Brandon
                                                     No. 1.

2,783,334      Indirect ownership through            May be deemed to have
               Brandon No. 2 as one of the           shared power by virtue of
               general partners of Brandon           his position as one of the
               No. 2.                                general partners of Brandon
                                                     No. 2.

  400,000      Indirect ownership through HRS        May be deemed to have
               Holdings as one of the general        shared power by virtue of
               partners of HRS Holdings.             his position as one of the
                                                     general partners of HRS
                                                     Holdings.

1,420,000      Indirect ownership through Hilrod     May be deemed to have
               as one of the general partners of     shared power by virtue of
               Hilrod.                               his position as one of the
                                                     general partners of Hilrod.

         Percentages calculated in this Schedule 13D with respect to Brandon No. 1, Brandon No. 2, HRS Holdings and Hilrod are based upon an aggregate of 22,607,128 shares of Common Stock outstanding as of December, 30 2005 (the "Aggregate Outstanding Shares"). Percentages calculated in this Schedule 13D with respect to each of Sacks and Schlosberg are based upon the Aggregate Outstanding Shares plus 460,000 shares of Common Stock issuable to such person upon exercise of options to purchase Common Stock. Percentages calculated in this Schedule 13D with respect to the Reporting Persons as a group are based upon the Aggregate Outstanding Shares plus 920,000 shares of Common Stock issuable to the Reporting Persons upon exercise of options to purchase Common Stock.

         Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Schlosberg (i) 2,194 shares of Common Stock that he beneficially owns directly
(ii) 460,000 shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof (iii) 200,000 shares held by HRS Holdings with respect to the limited partnership interests held by Schlosberg in HRS Holdings and (iv) 710,000 shares held by Hilrod with respect to limited partnership interests held by Schlosberg in Hilrod and (b) with respect to Sacks (i) 80,000 shares of Common Stock that he beneficially owns directly and (ii) 460,000 shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof (iii) 200,000 shares held by HRS Holdings with respect to the limited partnership interests held by Sacks in HRS Holdings and (iv) 710,000 shares held by Hilrod with respect to limited partnership interests held by Sacks in Hilrod.

CUSIP No. 411310105                13D/A                 Page 11 of 15 Pages


         c) Following are transactions in the Company's securities effected by the Reporting Persons since the last transaction disclosed in Amendment No. 5:

-----------  ---------  ---    ---------   --------------------------
              NUMBER OF
              SHARES OF
               COMMON          PRICE PER      WHERE AND HOW THE
    DATE       STOCK    A/D      SHARE     TRANSACTION WAS EFFECTED
-----------  ---------  ---    ---------   --------------------------
BRANDON NO. 1
-----------  ---------  ---    ---------   --------------------------
  3/28/05      1,700     D     $   60.00    Shares sold on open market
  3/29/05     20,850     D     $   60.00    Shares sold on open market
  3/29/05      5,000     D     $   59.80    Shares sold on open market
  3/31/05      1,000     D     $   60.27    Shares sold on open market
  3/31/05      2,300     D     $   60.26    Shares sold on open market
  3/31/05      1,000     D     $   60.25    Shares sold on open market
  3/31/05        300     D     $   60.22    Shares sold on open market
  3/31/05        300     D     $   60.17    Shares sold on open market
  3/31/05      2,600     D     $   60.16    Shares sold on open market
  3/31/05      2,100     D     $   60.15    Shares sold on open market
  3/31/05      1,790     D     $   60.12    Shares sold on open market
  3/31/05      3,100     D     $   60.11    Shares sold on open market
  3/31/05      8,650     D     $   60.10    Shares sold on open market
  3/31/05      2,450     D     $   60.08    Shares sold on open market
  3/31/05        300     D     $   60.07    Shares sold on open market
  3/31/05      3,830     D     $   60.06    Shares sold on open market
  3/31/05     10,058     D     $   60.05    Shares sold on open market
  3/31/05        100     D     $   60.04    Shares sold on open market
  3/31/05      3,400     D     $   60.03    Shares sold on open market
  3/31/05      4,700     D     $   60.02    Shares sold on open market
  3/31/05        100     D     $   60.01    Shares sold on open market
  3/31/05     27,892     D     $   60.00    Shares sold on open market
  3/31/05      1,100     D     $   59.97    Shares sold on open market
  3/31/05      2,100     D     $   59.91    Shares sold on open market
  3/31/05      8,856     D     $   59.90    Shares sold on open market
  3/31/05      3,461     D     $   59.65    Shares sold on open market
  3/31/05      5,420     D     $   59.60    Shares sold on open market
  3/31/05     10,000     D     $   59.50    Shares sold on open market
   8/8/05    163,365     A         N/A      Stock dividend issued by the Company

BRANDON NO. 2
-----------  ---------  ---    ---------   --------------------------
  6/30/05    200,000     D         N/A      Shares distributed to limited
                                            partners of Brandon No. 2 in
                                            accordance with the terms of its
                                            partnership agreement.
   8/8/05  1,391,667     A         N/A      Stock dividend issued by the Company

-----------  ---------  ---    ---------   --------------------------
RODNEY SACKS
-----------  ---------  ---    ---------   --------------------------
   8/8/05    495,000     A         N/A      Stock dividend issued by the Company

CUSIP No. 411310105                13D/A                 Page 12 of 15 Pages

-----------  ---------  ---    ---------   --------------------------
HILTON SCHLOSBERG
-----------  ---------  ---    ---------   --------------------------
   8/8/05    456,097     A         N/A      Stock dividend issued by the Company


----------------------------


* "A" means an acquisition of securities and "D" means a disposition of securities.

         (d)           Not applicable.

         (e)           Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented by the following:

The Sales Plan is incorporated by reference into this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.       Joint Filing Agreement dated January 5, 2006.

2. Advanced Instruction to Sell Common Stock, dated December 29, 2005 between Deutsche Bank Securities Inc. and HRS Holdings, L.P.

CUSIP No. 411310105                13D/A                 Page 13 of 15 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 5, 2006


                                BRANDON LIMITED PARTNERSHIP NO. 1

                                By: /s/ Rodney C. Sacks
                                    -----------------------------
                                    Name:  Rodney C. Sacks
                                    Title: General Partner


                                BRANDON LIMITED PARTNERSHIP NO. 2

                                By: /s/ Rodney C. Sacks
                                    -----------------------------
                                    Name:  Rodney C. Sacks
                                    Title: General Partner


                                HRS HOLDINGS, L.P.

                                By: /s/ Hilton H. Schlosberg
                                    -----------------------------
                                    Name:  Hilton H. Schlosberg
                                    Title: General Partner


                                HILROD HOLDINGS, L.P.

                                By: /s/ Hilton H. Schlosberg
                                    -----------------------------
                                    Name:  Hilton H. Schlosberg
                                    Title: General Partner


                                /s/ Rodney C. Sacks
                                ---------------------------------
                                RODNEY C. SACKS


                                /s/ Hilton H. Schlosberg
                                ---------------------------------
                                HILTON H. SCHLOSBERG

CUSIP No. 411310105                13D/A                 Page 14 of 15 Pages


                                  EXHIBIT INDEX

1.   Joint Filing Agreement dated January 5, 2006.

2. Advanced Instruction to Sell Common Stock, dated December 29, 2005 between Deutsche Bank Securities Inc. and HRS Holdings, L.P.